SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940.

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                      Mentor Variable Investment Portfolios

                            Exact Name of Registrant



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                            NOTIFICATION OF ELECTION

         Mentor Variable Investment Portfolios, a registered open-end series investment company, on behalf of its Balanced Portfolio, Capital Growth Portfolio, Perpetual International Portfolio, Growth Portfolio and Strategy Portfolio, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Richmond in the Commonwealth of Virginia on the 22nd day of January, 1998.

                                          Mentor Variable Investment Portfolios
                                          (Name of Registrant)

                                          By:   /s/ Paul F. Costello
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                                                 President

Attest: /s/ Terry L. Perkins
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          Clerk

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